================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                                  TEXOIL, INC.
                       (Name of Subject Company (Issuer))

                              OEI ACQUISITION CORP.

                               OCEAN ENERGY, INC.
                                   (Offerors)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   882906-50-6
                      (CUSIP Number of Class of Securities)

                                   -----------

                                                       COPY TO:
         ROBERT K. REEVES                      MICHAEL E. DILLARD, P.C.
EXECUTIVE VICE PRESIDENT, GENERAL      AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
      COUNSEL AND SECRETARY                       1700 PACIFIC AVENUE
        OCEAN ENERGY, INC.                            SUITE 4100
           1001 FANNIN                            DALLAS, TEXAS 75201
            SUITE 1600                              (214) 969-2800
       HOUSTON, TEXAS 77002
          (713) 265-6000


 (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**

--------------------------------------------------------------------------------
   $120,163,203.60                                              $24,032.64

* Estimated for purposes of calculating the filing fee only. Calculated by adding (i) the product of $8.25, the per share tender offer price for all the outstanding shares of common stock, par value $.01 per share, of Texoil, Inc. (the "Common Shares"), multiplied by 8,023,900, the sum of the 6,724,939 currently outstanding Common Shares sought in the Offer, the 751,165 Common Shares issuable pursuant to outstanding stock options and the 547,796 Common Shares issuable upon exercise of outstanding warrants, and (ii) the product of $18.04, the per share tender offer price for all the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share, of Texoil, Inc. (the "Preferred Shares"), multiplied by 2,991,465, the total number of outstanding Preferred Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by OEI Acquisition Corp. for such number of Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $24,032.64       Filing Party: OEI Acquisition
                                                  Corp.; Ocean Energy, Inc

         Form or Registration No.: Schedule TO    Date Filed: January 24, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

================================================================================

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2001 (the "Schedule TO") by Ocean Energy, Inc., a Texas corporation ("Parent") and OEI Acquisition Corp., a Nevada corporation and a direct, wholly owned subsidiary of Parent ("Offeror"), in connection with the offer by Offeror for all of the outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares", and together with the Common Shares, the "Shares"), of Texoil, Inc., a Nevada corporation (the "Company"), at a price of $8.25 per Common Share, net to the seller in cash, without interest, and $18.04 per Preferred Share, net to the Seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), and the related Letters of Transmittal, which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and
(a)(1)(iii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 7   Source and Amount of Funds or Other Consideration.

         Item 7 is hereby amended as follows:

         1. Item 7 of the Schedule TO is hereby amended by replacing the sentence in paragraph (b) with the following sentence:

         The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

         2. The first paragraph of the section of the Offer to Purchase captioned "10. Source and Amount of Funds" is hereby amended by replacing the last sentence of such paragraph in its entirety with the following two sentences:

         We will obtain the required funds from Parent immediately prior to payment in the form of an intercompany loan from Parent. There are no alternative financing arrangements or financing plans.

         3. The second paragraph of the section of the Offer to Purchase captioned "10. Source and Amount of Funds" is hereby amended by replacing such paragraph in its entirety with the following paragraph:

            Parent will provide such funds from borrowings under its $500 million Revolving Credit Agreement (the "Credit Facility"), dated as of March 30, 1999, among Parent, Chase Bank of Texas, National Association, The Chase Manhattan Bank, Bank of America National Trust and Savings Association, Bank One Texas, N. A., Societe Generale, Southwest Agency, the Bank of Montreal, and the other Banks signatory thereto. The Credit Facility, which is unsecured, has a five-year term and bears interest, at Parent's option, at a competitive bid or LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. Parent expects to use funds generated from its operations to repay its borrowings under the Credit Facility.

Item 14  Certain Conditions to Our Obligations.

         Item 14 is hereby amended as follows:

         1. The first paragraph of the section of the Offer to Purchase captioned "14. Certain Conditions to Our Obligations" is hereby amended by replacing such paragraph in its entirety with the following paragraph:

            Notwithstanding any other provisions of the Offer, we shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for any tendered Shares and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if (i) the Minimum Condition has not been satisfied, or (ii) at any time on or after the date of the Merger Agreement and prior to any Expiration Date any of the following conditions shall exist or be determined by us to have occurred:

         2. The next to last paragraph of the section of the Offer to Purchase captioned "14. Certain Conditions to Our Obligations" is hereby amended by replacing such paragraph in its entirety with the following paragraph:

            The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph) are for our benefit and the benefit of Parent and may be asserted by us or by Parent regardless of the circumstances giving rise to any such conditions and other than clauses (i) and (ii) may be waived by us or Parent, in whole or in part, at any time and from time to time in our or Parent's reasonable discretion, in each case, subject to the terms of the Merger Agreement. The condition in clause (i) of the initial paragraph may not be waived without the written consent of the Company. The failure by us or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to any Expiration Date. All of the Tender Offer Conditions must be satisfied or waived as of any Expiration Date and, upon satisfaction or waiver of all such Tender Offer Conditions as of any such Expiration Date, we will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such Expiration Date of the Offer.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           OEI ACQUISITION CORP.

Dated February 1, 2001                     By:   /s/ Robert K. Reeves
                                               -------------------------------

                                           Name:  Robert K. Reeves
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary


                                           OCEAN ENERGY, INC.

Dated February 1, 2001                     By: /s/ Robert K. Reeves
                                               -------------------------------

                                           Name:  Robert K. Reeves
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary